SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2026

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant	Hyperscale Data, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 190
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the fiscal quarter ended June 30, 2026 has imposed requirements that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the six months ended June 30, 2026 will reflect changes as compared to the corresponding period for the six months ended June 30, 2025.

The Registrant’s total revenue for the six months ended June 30, 2026 was approximately $79 million, compared to approximately $51 million for the six months ended June 30, 2025, representing an increase of approximately $28 million, or 55%.

The increase in total revenue was primarily driven by higher revenue from defense solutions and lending and trading activities, partially offset by lower revenue from crane operations. Revenue from defense solutions increased by approximately $21 million to approximately $24 million, primarily attributable to the inclusion of revenue from Gresham Worldwide, Inc. (“Gresham”), which was reconsolidated in late 2025. Revenue from lending and trading activities increased by approximately $7 million to approximately $9 million, primarily attributable to litigation-related proceeds associated with legacy ownership interests held by Ault Lending, LLC. Revenue from crane operations decreased by approximately $3 million to approximately $22 million, primarily due to lower activity from certain oil and gas customers.

The Registrant’s net loss increased to approximately $49 million for the six months ended June 30, 2026, compared to approximately $22 million for the six months ended June 30, 2025. Net loss attributable to common stockholders was approximately $54 million, compared to approximately $27 million for the corresponding prior-year period.

2

The increase in net loss was primarily attributable to:

•	An increase in general and administrative expenses of approximately $19 million, reflecting expenses associated with the reconsolidation of Gresham and higher compensation, professional fees, travel and other operating costs;

•	An increase in research and development expenses of approximately $9 million and selling and marketing expenses of approximately $5 million;

•	An aggregate loss of approximately $14 million related to restricted crypto assets, consisting of an approximately $7 million loss from changes in the fair value of restricted Bitcoin and an approximately $7 million impairment charge related to restricted Coinbase Wrapped Bitcoin or cbBTC;

•	An approximately $5 million loss from changes in the fair value of unrestricted crypto assets; and

•	An approximately $2 million impairment charge related to certain Bitcoin mining equipment.

These unfavorable items were partially offset by higher gross profit, an approximate $16 million gain on extinguishment of a settlement obligation, a favorable change in gains and losses on extinguishment of debt, gains from changes in the fair value of embedded derivative liabilities and lower interest expense. The prior-year period also included an approximate $10 million gain on deconsolidation of a subsidiary that did not recur in 2026.

Because the Registrant has not yet finalized its financial statements for the six months ended June 30, 2026, the foregoing amounts are preliminary and subject to change, and the Registrant is unable to provide more detailed or finalized quantitative information at this time.

3

HYPERSCALE DATA, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 14, 2026	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

4